200 Berkeley Street

Boston, Massachusetts 02116

(617) 572-0320

Email: PMinella@jhancock.com

Paula J. Minella

AVP and Senior Counsel

November 21, 2019

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company (U.S.A.):

John Hancock Life Insurance Company (U.S.A.) Separate Account A

 “Accumulation Variable Universal Life 2019” (“AVUL 2019”)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-233647

John Hancock Life Insurance Company (U.S.A.) Separate Account A

“Majestic Accumulation VUL 2019” (“MAVUL 2019”)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-233648

Dear Mr. Oh:

On September 6, 2019, John Hancock Life Insurance Company (U.S.A.) (the “Company”) and its corresponding separate account filed initial registration statements relating to the above-referenced AVUL 2019 and MAVUL 2019. On behalf of the Company and its respective separate account (collectively, the “Registrants”), we are responding to your comments conveyed by your letter dated October 28, 2019. We repeat in bold face type below each comment and set forth Registrants’ response thereto. Except as the context otherwise requires, the responses relate to both AVUL 2019 and MAVUL 2019.

GENERAL

1.    Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

There are no such third party guarantees or support agreements.

Sonny Oh, Esq.

2.    Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Duly noted. The Registrants have applied comments from the staff to both filings where applicable.

PROSPECTUS

3.    Summary of Benefits and Risks (page 4)

a.

The point of an indexed account is that the performance of the account is based on the performance of an external market index. Therefore, please delete “in part” in the fifth sentence of the second paragraph under “The nature of the policy.”

Index Segment Interest Credit will be calculated using a formula described in the policy and in this prospectus that references the S&P Index and indexed account parameters.

Accordingly, the Registrants have revised the disclosure to read as follows: The indexed accounts credit interest based upon changes in the Standard & Poor’s 500® Composite Stock Price Index (“S&P 500”), excluding dividends, and the indexed account parameters.

b.	In the first sentence under “Risks associated with indexed accounts” on page 6, please define or briefly explain the terms “segment cap rate” and “participation rate.”

The Registrants have revised the disclosure to include a definition for each term as follows: “The index segment interest credit will vary based upon the performance of the S&P 500® (excluding dividends) subject to the application of the participation rate, the segment cap rate and the guaranteed segment floor rate (“indexed account parameters”) (see “The indexed accounts”). The segment cap rate limits the rate that is used in calculating the index segment interest credit. The participation rate is a percentage of a positive index change, that we use to calculate the index segment interest credit for a segment.”

4.    Fee Tables (page 9)

a.     For the surrender charge which will depend on a policy owner’s characteristics, please note that “Charge for representative insured person” should not be less than the “Minimum charge.”

The same comment applies to the Base Face Amount charge in the Periodic Charges table on page 10 and the Long-Term Care Rider and Long-Term Care Rider 2018 charge in the Rider Charges table on page 12.

The Registrants agree that the charge for the representative insured shall not be less than the minimum charge.

Sonny Oh, Esq.

b.	For the Base Face Amount and Supplemental Face Amount charges in the Periodic Charges table on page 10, please disclose the longest duration for each charge under the “When Charge is Deducted” column.

The Registrants have revised the Periodic Charges table for the Base Face Amount charge and Supplement Face Amount charge to include the maximum duration for each charge under the “When Charge is Deducted” column.

c.

As with other charges that will depend on a policy owner’s characteristics, please add a line item for “Charge for representative insured” for the “Overloan Protection Rider” in the Rider Charges table on page 12.

The charge for the Overloan Protection Rider does not vary based on risk classification, issue age or gender. Rather, the charge for the Overloan Protection Rider is based on the policy year in which the insured chooses to invoke the rider. The higher the insured’s attained age when the rider is invoked, the lower the charge. Accordingly, the Registrants respectfully decline to make the requested change.

d.

Please revise the disclosure regarding the actual amount of the earned interest in a special loan account both in footnote 5 to the Periodic Charges table and the sixth sentence of the last paragraph on page 32.

The Registrants have revised the disclosure in footnote 5 to the Periodic Charges table to read as follows: “The maximum effective annual interest rate we can charge for the loan account is 3.25% for policy years 1-10 and 2.25% for policy years 11 and thereafter. The minimum interest that the loan account will earn is equal to the difference between the maximum annual interest rate we charge for the loan minus the Maximum Loan Interest Credited Differential. The Maximum Loan Interest Credited Differential is the difference between the annual interest rate we charge for the loan minus the interest rate we credit for the loan, however, it will never be greater than 2%. For example, if the annual interest rate we charge for a loan is 3%, we cannot credit interest at a rate less than 1% because the difference between the interest rate charged for the loan and the interest rate credited to the loan cannot be more than the Maximum Loan Interest Credited Differential, which is 2%.

The Registrants have revised the disclosure on page 32 as follows: “The minimum amount of each loan is $500. Unless otherwise specified by you, the amount of the loan is deducted from the variable investment accounts and any fixed account in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. The maximum effective annual interest rate we can charge for the loan account is 3.25% for policy years 1-10 and 2.25% for policy years 11 and thereafter. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The minimum interest that the loan account will earn is equal to the difference between the maximum annual interest rate we can charge for the loan minus the Maximum Loan Interest Credited Differential. The Maximum Loan Interest Credited Differential is the difference between the annual interest rate we charge for the loan minus the interest rate we credit for the loan, however, it will never be greater than 2%. For example, if the annual interest rate we charge for a loan is 3%, we cannot credit interest at a rate less than 1% because the difference between the interest rate charged for the loan and the interest rate credited to the loan cannot be more than the Maximum Loan Interest Credited Differential, which is 2%.

Sonny Oh, Esq.

If the policy value in the variable investment accounts and any fixed account is not sufficient to cover the amount of the loan, we will next transfer value from the holding segment to the loan account. If there is insufficient value in the holding segment to complete the transfer, we will then use the policy value in any indexed account as collateral for the remaining amount. The policy value used as collateral for the loan in the indexed account will not be reduced as a result of the loan. Instead, the policy value will remain in the indexed account segment, where those segments will earn index segment interest credit upon the segment maturity date. However, loan interest will still be charged on the entire loan amount.”

e.	In the preamble to the table of maximum portfolio level fees and expenses, please disclose that the values shown are as of 12/31/18.

The Registrants have made the requested edit.

f.

For consistency of disclosure, please reconcile the reference to “portfolio” at the end of the preamble to the table of maximum portfolio level fees and expenses on page 13 of the AVUL 2019 prospectus with the corresponding disclosure in the MAVUL 2019 prospectus which refers to “underlying portfolio.”

The Registrants have reconciled the disclosure.

Please note other similar disparities between the two filings:

•

Under “Table of Variable Investment Accounts and Investment Subadvisers” on page 14 of the AVUL 2019 prospectus, the description of the PIMCO Trust and its sole portfolio offered under the policy in the first paragraph is absent from the corresponding disclosure in the MAVUL 2019 prospectus.

•

We confirm that the description of the PIMCO Trust and its sole portfolio offered under the policy in the first paragraph does appear in the corresponding disclosure in the MAVUL 2019 prospectus. We suspect that the blacklining in the AVUL 10 compare to MAVUL 19 may have created a confusing optic, which was to reflect that the underlying funds made available under the M Funds, Inc., are not available in the AVUL 19 product.

•

Under “Table of Variable Investment Accounts and Investment Subadvisers” on page 14 of the AVUL 2019 prospectus, the second to last sentence of the fifth paragraph refers to “strategies” while the corresponding disclosure in the MAVUL 2019 prospectus does not.

•	The Registrants have amended this disclosure to include the reference to “strategies” in the MAVUL 19 prospectus.

•

The telephone number in the first sentences of the first paragraph under “Telephone, facsimile and internet transactions” on page 47 and the contact information under “John Hancock USA Service Office” in the back cover page of the AVUL 2019 prospectus are not the same as those provided in the corresponding disclosure in the MAVUL 2019 prospectus.

Sonny Oh, Esq.

•	The Registrants confirm that the telephone numbers and contact information for AVUL 2019 and MAVUL 2019 are accurate as disclosed.

5.    The general account (page 19)

a.     At the end of the first paragraph, please disclose that any interest credited to a policy holder from an investment in the fixed account or indexed accounts will be paid from the Company’s general account and will be subject to Company’s financial strength and claims paying ability.

The Registrants have revised the disclosure to include the following last sentence: “Any interest credited to a policy owner from an investment in a fixed account or any indexed account will be paid from the Company’s general account and will be subject to the Company’s financial strength and claims paying ability.”

b.    In the second sentence of the third paragraph under “The general account” on page 19, please delete the clause: “and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed account or the indexed accounts.”

The Registrants have removed the requested disclosure.

6.    The indexed accounts (page 20)

a.	In the first sentence of the second paragraph on page 20, please replace “the Policies are” with “with respect to the indexed accounts, the policy is.”

The Registrants have revised the first sentence of the second paragraph to read as follows: “John Hancock USA believes that with respect to the indexed accounts, the Policy is in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.”

b.	In the third paragraph, please disclose the interest rate that is credited for amounts held in the “holding segment” as well as the guaranteed minimum.

The Registrants have revised the disclosure to include the following statement: Amounts allocated to a holding segment receive interest in the same manner and at the same rate as amounts in the Fixed Account (see “The fixed account”).

c.    Please revise the second to last sentence of the fourth paragraph (and the last paragraph under “Allocation of future premium payments and indexed account segment proceeds” on page 29) to be more precise, e.g., written cancellation must be received before the lock in date or up to and including the lock in date.

The Registrants have revised the disclosure in both identified sections as follows: “You may cancel your allocation to an indexed account by submitting a written request to us no later than the end of the business day prior to the lock in date.

Sonny Oh, Esq.

7.    Index segment interest credit (page 20)

a.    In the second bullet point at the bottom of page 20, please disclose how owners will be informed of the initial segment cap rate and participation rate before the policy is issued, as well as changes in segment cap and participation rates applicable to subsequent segments.

The Registrants have revised this bullet point by adding the following new last sentence: “To understand current segment cap rates and participation rates available to you at the time of issue, you should request an illustration of the indexed accounts at the time of sale or contact a John Hancock USA representative. The guaranteed minimum segment cap rate and the guaranteed minimum participation rate for the indexed accounts on the date your policy is issued are shown in your Policy Specifications. We will notify you in writing if we change segment cap rates or participation rates applicable to subsequent segments.”

b.    In the fourth full paragraph on page 21 discussing factors to consider in choosing an indexed account, please highlight the differences between the indexed account parameters of the two indexed accounts and how they impact the index segment interest credit and/or one’s choice between the two.

The Registrants have revised the presentation of the existing disclosure and have included the following disclosure, which will appear immediately below the chart comparing the Base Indexed Accounts: “When the index change is higher than the segment cap rate for the Base Indexed Accounts, Base High Par Indexed Account may earn less interest segment interest credit when compared to the Base Capped Indexed Account, which has a higher segment cap rate. When the index change is less than segment cap rate but greater than the segment floor rate for the Base Indexed Accounts, the Base High Par Indexed Account may earn more index segment interest credit when compared to the Base Capped Indexed Account, which has a lower participation rate.”

c.    Please confirm supplementally that the index change, segment cap rates, and participation rate assumptions in each hypothetical is reasonable in light of current and anticipated market conditions.

The segment cap rates and the participation rates used in the hypothetical are reasonable based on our current assumptions. The hypothetical index changes are intended to show a wide range of outcomes and demonstrate how, when applied to the indexed account parameters, will affect indexed segment interest credits. The hypothetical index change is reasonable in light of current, anticipated and historical market conditions, is based on historical performance of the S&P 500, is intended to show policy owners a wide range of (negative and positive) outcomes associated with the indexed accounts and is consistent with what other carriers have disclosed in their prospectuses.

d.    Where most appropriate, please disclose that because the Company relies on a two single points in time to calculate index change, an owner may not receive any index credits or just the guaranteed segment flor rate even if the S&P has experienced gains through some, or most, of the segment term.

Sonny Oh, Esq.

The Registrants have revised the first sentence of the first bullet under “Index segment interest credit” and included a new second sentence as follows:

•

Each indexed account tracks and measures the performance of the S&P 500 based on two single points in time, the segment initiation and the segment maturity date (the “index change”). The value of the S&P 500 at any point between these two dates does not impact the calculation of the index segment interest credit.

e.    In the paragraph following the chart on page 22, please clarify whether you are referring to withdrawals and transfers prior to or on the segment maturity date.

If the former, please explain what happens if a partial withdrawal and/or transfer is taken from an indexed account, including how the index segment interest credit is calculated and whether any index segment interest credit is credited to the amount withdrawn or transferred. Please provide an example.

The Registrants have revised the paragraph immediately below the hypothetical chart to read as follows: “Withdrawals or transfers from an indexed account prior to the segment maturity date will reduce the amount of any index segment interest credit for that segment by proportionately reducing the balance of the segment on the segment maturity date by the amount of the withdrawal multiplied by the remaining months in the segment. For example, if a withdrawal of $10,000 is taken from a segment in the third month of the segment term, then the balance used in the index segment interest credit calculation will be reduced by $7,500 (=$10,000 x [9/12]). If a policy terminates due to death of the insured, surrender of the net cash surrender value or insufficient premium before a segment maturity date, no index segment interest credit will be applied to that segment. Amounts allocated to an indexed account are subject to a lock out period following a withdrawal from a segment (see “Withdrawals”).

Please also fully explain the lock out period in plain English.

The Registrants have provided the requested disclosure as the second paragraph to the paragraph immediately describe above: “When you take a withdrawal (that is not a systematic withdrawal) from a segment of an indexed account prior to the segment maturity date, a “lock-out period” will be imposed upon the creation of new segments. The duration of the lock-out period is twelve consecutive months. During the lock-out period, any portion of policy value in a holding segment, as well as any additional amounts allocated or transferred to an indexed account, will not be designated to a new segment until the first segment initiation date following the lock-out period.”

Sonny Oh, Esq.

f.    Similarly, under “Availability of the indexed accounts” on page 22, please explain how the index segment interest credit is calculated if an external index is substituted for the S&P 500 prior to the segment maturity date. Please provide an example.

Any substitution of the S&P 500 would apply to new segments only. Accordingly, the Registrants decline to make the requested change.

g.

Under “Availability of the indexed accounts” on page 22, please also disclose whether the Company will always provide at least one Base Capped Indexed Account and/or the Base High Par Capped Indexed Account at all times.

The Registrants have revised the disclosure as follows: We may add additional indexed accounts, cease to offer one or more of the Base Indexed Accounts or close the Base Indexed Accounts to new allocations or transfers. We also reserve the right to substitute the S&P 500 with another external index. If we substitute the S&P 500 for another external index, the Base Indexed Accounts will continue to offer the guaranteed indexed account parameters shown in the Policy Specifications. Any open segments in the Base Indexed Accounts will remain until they mature after which the segment proceeds will automatically be transferred to the Fixed Account, unless you request in writing that the segment proceeds be transferred to an available indexed account. In the event that we decide to substitute the S&P 500 or we cease to offer a Base Indexed Account, we will notify you and any assignee of record in advance of the change at your last known addresses.

8.    The death benefit (page 22)

a.    Please reconcile the last sentence under “Base Face Amount vs. Supplemental Face Amount” on page 23 (limits No-Lapse to five years) with the last sentence under “Requesting an increase in coverage” on page 24 (limits No-Lapse to two years).

The Registrants have revised the disclosure accordingly.

b.    The formulas for the guideline premium test and cash value accumulation tests are identical as disclosed in the first sentence of, respectively, the second and third paragraphs under “The minimum death benefit” on page 24. Please distinguish the two formulas, e.g., add a table for cash value accumulation test factors just before the last sentence of the third paragraph.

There is no difference between the formulas for the guideline premium test and the cash value accumulation test. The only difference between both tests are the factors. For the cash value accumulation test, the factors vary by gender and attained age through age 100. Accordingly, we have revised the “The minimum death benefit” section to include

Sonny Oh, Esq.

the following: “Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. Factors for some ages are shown in the table below:

Attained Age	Factor - Female	Factor - Male
40	494.24%	445.47%
45	415.18%	379.41%
50	349.01%	322.43%
55	294.49%	273.75%
60	249.83%	233.40%
65	213.66%	200.75%
70	184.74%	174.53%
75	161.66%	153.61%
90	119.05%	116.28%
95	111.37%	110.42%
100 and above	100.00%	100.00%

9.    Lapse and reinstatement (page 27)

The second sentence of the second paragraph under “No-lapse guarantee” on page 25 indicates that the No-Laps Guarantee Premium is not a charge assessed against the policy value. Please reconcile this statement with the (a) and (b) prongs of the formula to calculate the payment required during the grace period that follows.

Please revise the fee table and discussion of rider charges beginning on page 37 if necessary.

The No-Lapse Guarantee Premium is not a charge assessed against the policy value. It is a reference value used in determining whether the cumulative premium test has been met. If the cumulative premium test is not satisfied, the policy will go into default and the policy owner will have 61 days (the grace period) from the day of default to pay an amount that is sufficient to prevent the policy from lapsing. Specifically, prong (a) would require that the policy owner paid an amount that would allow the cumulative premium test to pass at the date of default and for the next three policy months while prong (b) would require that the policy owner pay the default amount under the policy (i.e., Net Cash Surrender Value plus an amount equal to three times the monthly deductions due on the date of default plus applicable premium charges). Since there are no charges assessed against the policy value for the No-Lapse Guarantee Premium, the Registrants respectfully decline to add any disclosure in the Fee Table.

10.    The policy value (page 28)

a.    The staff recommends retaining the more specific original disclosure of the last sentence of the second paragraph.

The specific disclosure that the staff is describing is disclosure that is specific to the Asset Credit, which we do not offer in these prospectuses. These prospectuses offer the Policy Credit, which is different. Unlike the Asset Credit, the Policy Credit is guaranteed. The Asset Credit only applies to the variable investment accounts while the Policy Credit applies to all non-loaned Policy Value. While the Asset Credit is applied to all policies beginning in year 11 and continues through the end of the policy, the Policy Credit is applied to policies at different dates (although each policy receives the Policy Credit for a 20-year

Sonny Oh, Esq.

period). The start year for the Policy Credit various by issue age. Accordingly, since the disclosure in the last sentence of the second paragraph is not applicable for the Policy Credit, the Registrants respectfully decline to include it in this prospectus.

b.    Under “Policy Credit” on page 29, please provide the actual formula for calculating the policy credit including an explanation of the defined terms that appear in the disclosure, e.g., “Policy Commencement Year” and “Policy Credit Limit.”

The Registrants have revised this Policy Credit section as follows: “On the first day of each policy month, beginning in the Policy Credit Commencement Year and continuing for 20 years, we will calculate a “policy credit” to be applied to the variable investment accounts, the fixed account and indexed accounts in the same manner as we take monthly deductions from these accounts. Policy credits are not applied to amounts in the loan account. The policy credit equals the Policy Credit Rate times the lesser of the policy value or the Policy Credit Limit. The Policy Credit Limit is equal to the Total Face Amount at Issue plus any amount payable under a supplementary benefit rider plus the policy value, minus the death benefit and any outstanding policy debt. However, the Registrants have revised the disclosure to include the following statement: “The Policy Credit Commencement Year varies by issue age.” The Policy Credit Rate and the Policy Credit Commencement Year are identified in the Policy Specifications.

c.    In “Dollar cost averaging” on page 31, please clarify that proceeds going into an indexed account may go into a segment or holding segment and provide cross-references to more detailed discussion of these two outcomes.

The Registrant will revise the second sentence in the “Dollar cost averaging” provision to read as follows: “We may offer policy owners a dollar cost averaging (“DCA”) program. Under the DCA program, you will designate an amount that will be transferred monthly from one variable investment account into any other variable investment account, a fixed account or a holding segment of an indexed account until the amounts are designated to a segment of the indexed account (see “The indexed accounts”).”

11.    Surrender and withdrawals (page 31)

a.    Please highlight the second paragraph under “Withdrawals” on page 32.

The Registrants have highlighted the requested paragraph.

b.    In the third paragraph under “Withdrawals” appearing on page 32, please explain how the reduction in Base Amount and/or Supplemental Face Amount will impact charges.

The Registrants have added the following disclosure in the third paragraph of “Withdrawals”: “A reduction in Base Face Amount or Supplemental Face Amount will result in a reduction of the charge associated with that component of the coverage.

Sonny Oh, Esq.

12.    Policy loans (page 32)

a.    Please confirm the formula for prong (i) and (ii) for the maximum amount that may be borrowed. It appears that if the formula for prong (ii) consists of the bullet points that follow the first paragraph, then prong (i) would always be greater.

The Registrants have revised the first paragraph with the bullets as follows: “You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the net cash surrender value projected to the next policy anniversary, assuming interest earned at the guaranteed minimum fixed account rate and loan interest charged at the current effective annual rate.”

b.    Please reconcile the second to last sentence of the last paragraph on page 32 with the sixth sentence that presumably is accurate when it states that the Maximum Loan Interest Credited Differential will never be greater than 2%, i.e., interest earned in an indexed account segment is completely unpredictable.

The Registrants we have revised this paragraph in order to respond to comment #4(b). However, the Registrants would like to note that the statements referenced in this objection are mutually exclusive. The sixth sentence on page 32 states that the Maximum Loan Interest Credited Differential applies to the loan account specifically, which pertains to the portion of the loan deducted from the variable investment accounts and the fixed account; this is accurately disclosed in the prospectus. As noted in the last two sentences of the paragraph on page 32, the portion of the loan that remains in the indexed account(s) will earn whatever index segment interest credit may apply on the segment maturity date and will also be charged the applicable loan interest rate for the current policy duration.

13.    Description of charges at the policy level (page 34)

a.    For a more complete description of the Base Face Amount and Supplemental Face Amount charges, please disclose the duration of each charge, e.g., note the deleted disclosure in the first sentence of each subsection.

The Registrants have revised the disclosure to include the applicable statement: For the [Base Face Amount Charge/Supplemental Face Amount Charge], the minimum duration is 15 years and the maximum duration is 55 years.

b.    The seventh sentence of the first paragraph of “Cost of insurance charge” includes “age at issue” as a factor in determining the cost of insurance rates. Please add that to footnote 1 to the periodic charges table on page 10.

The Registrants have revised footnote 1 as follows: “The rates vary widely depending upon the age at issue, the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person.

Sonny Oh, Esq.

c.    In the second sentence of “Supplementary benefit rider charges,” please include a cross-reference to the rider charges table on page 12. Please do the same in the second to last sentence under “Optional supplementary benefit riders you can add” on page 37.

The Registrants have included a cross reference to the rider charges table.

d.    Please add “duration” to the third sentence under “Surrender charge” on page 35 as a factor in determining the surrender charge formula. See footnote 1 to the transaction fee table on page 9.

The Registrants have revised the disclosure to include “duration.”

e.    In the very first line on page 36, please clarify if the “table below applies only if the insured person is age 45 [or younger or older] at issue.” Regardless, please also provide a second table if the insured person is not age 45 [or younger or older] at issue.

The last sentence above the table provides that the table “applies only if the insured person is age 45 at issue.” The Registrants have underlined “only” in the last sentence. This is the table for the representative insured. It would be almost impossible and unhelpful to policy owners if we included similar tables for insureds of all possible issue ages and risk classes. Accordingly, we respectfully decline to include any further tables.

f.    In the last line on page 40, please add “in” after “premium payments” and replace “in the variable investment accounts” with “to the variable investment accounts.”

The Registrants developed this template disclosure in consultation with the SEC staff in response to their comments on 333-193994, 333-217721 and 333-151630. Accordingly, we respectfully decline to make this change at this time.

g.    Please revise the disclosure in the first paragraph under “Variations in policy terms” on page 43 to first state that all material rights and obligations under the policy and riders are disclosed in the prospectus.

The disclosure appears in all of the Registrants’ prospectuses for many years. If the Registrants were to revise the disclosure for these prospectuses now, it would create an inconsistent description of the same riders offered in other prospectuses. Such inconsistencies may create policy owner and producer confusion at the time of sale. Accordingly, the Registrants request that the disclosure remain unchanged in the prospectuses until the Registrants can revise the standard disclosure for all prospectuses by next May 1, 2020.

Consistent with the last sentence of the paragraph, please supplementally confirm that all material variations have in fact been disclosed in the prospectus, e.g., some riders may not be available in certain states, which should be disclosed.

The Registrants will be able to confirm that all material variations for the riders will be disclosed in the prospectuses dated by May 1, 2020.

Sonny Oh, Esq.

14.    Please consider revising the last paragraph on the back cover page per Item 1(b)(3).

For consistency, the Registrants respectfully request that the disclosure on the back cover remain as is. We believe, as currently constituted, this disclosure is informative and it appears in every variable product that the Company maintains.

15.    For the MAVUL 2019, please reconcile the EDGAR class identifier with the actual name of the policy provided on the front cover page of the prospectus where the former refers to “VULX” and the latter refers to “VUL.”

The Registrants have made this change.

STATEMENT OF ADDITIONAL INFORMATION

16.    Under “Principal Underwriter/Distributor” on page 3, please disclose whether the offering is continuous. Item 20(b)(1).

Registrants have revised the disclosure under “Principal Underwriter/Distributor as follows:

We offer the policies for sale, on a continuous basis, through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors.

PART C

17.    Exhibits

a.

It is unclear as to what exhibits relate to which of the riders discussed in the prospectus based on the name of the rider in each exhibit. Please reconcile the name of the rider in Exhibits 26(d)(3), (7), and (10) with the rider names provided in the prospectus. See, e.g., rider charges table on page 12.

The naming conventions of the riders is largely consistent between the prospectus and the Part C. Further, the riders as identified in the prospectuses are disclosed across all of the Registrants’ prospectuses and Part Cs consistently, and we have utilized these naming conventions for many years. If the Registrants were to revise the disclosure, which would be administratively burdensome and not particularly beneficial to our policy owners, it would create an inconsistent description of the same riders offered in other registration statements. Such inconsistencies may create policy owner and producer confusion at the time of sale. Accordingly, the Registrants request that the disclosure remain unchanged in the Part Cs and prospectuses.

b.    Please confirm supplementally that all material agreements are filed or will be filed as exhibits in a pre-effective amendment. In that regard, please reconcile the number of exhibits under Item 26(g) in Part C for the AVUL 2019 compared to Part C for the MAVUL 2019, i.e., 6 versus 1, respectively.

Sonny Oh, Esq.

Registrants confirm that all material agreements are filed or will be filed as exhibits in a pre-effective amendment(s). We also confirm the number of exhibits under Item 26(g) in Part C for AVUL 2019 and MAVUL 2019 are accurate.

18.    With respect to exhibit 26(q), please confirm supplementally that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3(T) are set forth in this memorandum, which is over 15 years old.

Registrants confirm that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3T(b)(12)(iii) are disclosed either in the memorandum or in other portions of the separate account’s registration statement, as contemplated by the terms of that provision.

19.    Please file appropriate powers of attorney and ensure that the signature page contains authorized signatures for all required signatories.

Registrants will file appropriate powers of attorney and ensure that the signature page(s) contain authorized signatures for all required signatories.

20.    The directors who are named in Item 27 are each designated as a “Director” in the second column of the table. However, Ken Ross is not. Please confirm his role as a director and revise Item 27 as appropriate or delete his name from the last signature page.

Registrants confirm that Ken Ross is a Director of the Company and will indicate suchy in the second column of the table.

********

Sincerely,

/s/ Paula J. Minella
AVP and Senior Counsel